SEC FILE NUMBER
001-32145

CUSIP NUMBER
137225108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-23876

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CanArgo Energy Corporation

Full Name of Registrant

Former Name if Applicable

P.O. Box 291, St. Peter Port

Address of Principal Executive Office (Street and Number)
Guernsey, British Isles GY1 3RR

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CanArgo Energy Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Form 10-Q”). As initially reported on Form 8-K filed on January 5, 2009 and as updated in a Current report of Form 8-K filed on May 8, 2009, the Company is in default in making interest payments under its outstanding Senior Subordinated Convertible Guaranteed Notes, due September 1, 2009 and its 12% Subordinated Convertible Guaranteed Notes, due June 28, 2010 and certain other obligations. The Company is also currently in default under the terms of its Settlement Agreement with WEUS Holding Inc (“WEUS”), a subsidiary of Weatherford International Ltd, as reported previously. The Company is continuing its negotiations with its Note holders and WEUS among other creditors in respect of its defaulted obligations with a view to arriving at a restructuring plan which, under current expectations, will involve a possible debtor in possession restructuring in Chapter 11 of the United States Bankruptcy Code. There can be no assurance, however, that such negotiations and discussions will be successfully concluded. The Company lacks the resources to timely file the Form 10-Q due on August 14, 2009, without unreasonable effort or expense.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Wilkins	+(44)	1481 729 980
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the year ended December 31, 2008; Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2009, the Company publicly announced its preliminary unaudited consolidated results of operations and financial condition as at December 31, 2008 and for the fiscal year then ended. Subsequently on March 3, 2009 the Company filed a Current Report on Form 8-K (“Form 8-K”) which set forth the information in its Press Release and attached a copy of the Press Release as Exhibit 99.1. The preliminary unaudited consolidated results of operations and financial condition as at December 31, 2008 and for the fiscal year then ended were attached to Exhibit 99.1 furnished with the Form 8-K.
Operating Revenues from Continuing Operations for 2008 increased by approximately 29% over 2007 to $9.3 million. The increase in revenue was attributable to an increase in the realized price for its oil sold offset partially by lower volumes of oil sold at the Ninotsminda Field in Georgia. The Company reported a net loss for 2008 of $57.8 million compared to a net loss for 2007 of $53.8 million. This was due to lower Income from Discontinued Operations, net of taxes and minority interest offset partially by improved Losses from Continuing Operations before taxes. Operating Loss from Continuing Operations for 2008 increased to $54.2 for 2008 compared to $46.6 million in 2007. This was due higher Field Operating Expenses, Direct Project Costs, Depreciation, Depletion and Amortization and Impairment of Oil and Gas Properties, Ventures and Other Assets, partially offset by improved Operating Revenues from Continuing Operations and lower Selling, General and Administrative Expenses.
The Company performed its annual assessment of its costs classified as unproved property to determine if they should be transferred to the cost pool. After evaluating a number of factors including the length of time that these costs remained classified as unproved property, on February 28, 2009 the Board of Directors and Audit Committee of the Company determined that all of the $9.4 million relating to exploration properties should be moved to the cost pool. The Brent spot price for crude oil of $36.45 as at December 31, 2008 (compared to $94.00 as at December 31, 2007) contributed significantly to a revised estimate of value of the Company’s proved reserves as assessed by the Company’s independent reserve engineers, although the volume of these reserves were not significantly reassessed. Subsequently, the quarterly “ceiling test” determined that the net capitalized costs in the cost pool should be impaired to $nil and this was reflected by a $51.7m charge to Impairment of Oil and Gas Properties, Ventures and Other Assets in the last quarter of 2008.
On August 17, 2009, the Company publicly announced its preliminary unaudited results for the three and six months ending June 30, 2009.
Operating Revenues from Continuing Operations for the three month period ended June 30, 2009 deteriorated to $0.8 million from $2.6 million for the corresponding period for 2008. This deterioration was attributable to both a decrease in the realised price for oil sold and lower volumes of oil sold at the Ninotsminda Field in Georgia.
The Company reported a Net Loss for the three month period ended June 30, 2009 of $1.8 million compared to a net loss of $1.0 million in the corresponding period for 2008. This was attributable to both increases in Operating Loss from Continuing Operations and Total Other Expense compared to the corresponding period for 2008.
Operating Loss from Continuing Operations for the three month period ended June 30, 2009 increased to $0.7 million compared to a small Operating Loss of $3.1 thousand in the corresponding period for 2008. This was due to lower Operating revenues from Continuing Operations, despite being offset partially by reduced Field Operating Expenses, Direct Project Costs, Selling, General and Administrative Expenses and Depreciation, Depletion and Amortization.
Operating Revenues from Continuing Operations for the six month period ended June 30, 2009 deteriorated to $2.3 million from $5.2 million for the corresponding period for 2008. This deterioration was attributable to a decrease in the realised price for oil sold at the Ninotsminda Field in Georgia despite there being higher volumes of oil sold for the six month period compared to the corresponding period for 2008.
The Company reported net income for the six month period ended June 30, 2009 of $1.0 million compared to a net loss of $2.2 million in the corresponding period for 2008. This was attributable to the Company recording Total Other Income of $1.7 million compared to Total Other Expense of $1.9 million for the corresponding period for 2008. The improvement in net income attributable to Total Other Income was offset partially by an increased Operating Loss from Continuing Operations.
Operating Loss from Continuing Operations for the six month period ended June 30, 2009 increased to $1.6 million compared to an Operating Loss of $0.2 million in the corresponding period for 2008. This was due to the deterioration in Operating revenues from Continuing Operations, increased Field Operating Expenses offset partially by reduced Selling, General and Administrative Expenses and reduced Depreciation, Depletion and Amortization.
Total Other Income for the six month period ended June 30, 2009 of $1.7 million included a $3.9 million gain in Settlement of Accounts Payable. This gain was attributable to a Settlement Agreement that the Company entered into on February 9, 2009 with WEUS Holding Inc (“WEUS”) a subsidiary of Weatherford International Ltd as reported previously.
The information set forth herein with respect to fiscal 2008 and fiscal 2009 is preliminary in nature, has been prepared by management and has not been audited by the Company’s auditors. Accordingly, such information does not necessarily reflect results of the Company’s operations and financial condition that may be reportable after completion of an audit and, while management is reasonably confident that such information is materially accurate, such preliminary results may be subject to change and should not be regarded as a definitive report on results of operations and financial condition of the Company as at December 31, 2008 and June 30, 2009 and for the fiscal periods then ended.
This Notification of Late Filing may contain forward-looking statements within the meaning of the federal securities laws, including statements regarding the intent, belief or current expectations of the Company and its management which are made with words such as “will,” “expect,” “believe,” and similar words. These forward-looking statements involve a number of risks, uncertainties and other factors, which may cause the actual results to be materially different from those expressed or implied in the forward-looking statements Such risks, uncertainties and other factors include, among other matters, the uncertainties inherent in oil and gas activities; the effects of the Company’s impaired financial condition; the effects of actions by third parties including creditors and government officials; fluctuations in world oil prices and other risks detailed in the Company’s reports on Forms 10-K and 10-Q previously filed with the Securities and Exchange Commission; the ability of the Company and its subsidiaries to arrive at a successful negotiation with its creditors and to prosecute, develop and consummate one or more plans of reorganization with respect to any possible Chapter 11 proceeding; the effects of any possible Chapter 11 filing on the Company and the interests of various creditors, equity holders and other constituents; Bankruptcy Court rulings in any possible Chapter 11 case and the outcome of any such proceedings in general; the length of time the Company will operate under a possible Chapter 11 proceeding; the risks associated with third party motions in any possible Chapter 11 proceeding, which may interfere with the Company’s ability to develop and consummate one or more plans of reorganization; the potential adverse effects of a possible Chapter 11 proceeding on the Company’s liquidity or results of operations; continued compliance with conditions for funding under any secured credit facility that may be obtained to fund the Company while in any possible Chapter 11 proceeding; the ability to execute the Company’s business and restructuring plan; management of cash resources; restrictions imposed by, and as a result of, the Company’s substantial leverage; increased legal costs related to a possible bankruptcy case and other litigation and the Company’s ability to maintain contracts that are critical to its operation, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees.
The Company does not intend to review, revise, or update any particular forward-looking statements in light of future events.

CanArgo Energy Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2009	By	/s/ Jeffrey Wilkins

Name: Jeffrey Wilkins
Title: Chief Financial Officer and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).